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                          April 12, 2023

       Frank Murtha
       Chief Executive Officer
       Major League Football, Inc.
       15515 Lemon Fish Drive
       Lakewood Ranch, FL 34202

                                                        Re: Major League
Football, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed on April 6,
2023
                                                            File No. 333-271153

       Dear Frank Murtha:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Scott
Anderegg at 202-551-3342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services